Second Quarter 2013 Investor Presentation

Jimmy C. Tallent
President &
Chief Executive Officer

H. Lynn Harton
Chief Operating Officer

Rex S. Schuette
Executive Vice President &
Chief Financial Officer
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
Executive Vice President &
Chief Risk Officer

United Community Banks, Inc.

Cautionary Statement

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission including its 2012 Annual Report on Form 10-K under the sections entitled "Forward-Looking Statements". Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

Non-GAAP Measures

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: core fee revenue, core operating expense, core earnings, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: fee revenue, operating expense, net income (loss), and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix to this presentation.

United at a Glance

- Founded in 1950
- Third-largest bank holding company in Georgia
- Headquartered in Blairsville, Georgia with 103 locations throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina, western South Carolina, and east Tennessee
- 1,500 employees


NASHVILLE
TENNESSEE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
GEORGIA
ATLANTA
FLORIDA
JACKSONVILLE

Deposit Market Share[1]			
Market	Offices	Deposit Share	Rank
North Georgia	22	32%	1
Atlanta MSA	36	4	7
Gainesville MSA	5	12	5
Coastal Georgia	8	4	8
Western North Carolina	20	12	3
East Tennessee	8	2	9

Key Statistics as of 6/30/13	
(billions)	
Total assets	$7.163
Total deposits	$6.012
Loans	$4.189

[1] *FDIC deposit market share and rank as of June 30, 2012 for markets where United takes deposits. Source: SNL and FDIC. Excludes 4 Loan Production Offices*

United Community Banks

3

Business and Operating Model



Service is Point of Differentiation

- #1 in Customer Satisfaction according to Customer Service Profiles
- J.D. Power 2013 Retail Banking Satisfaction Study rates United among the top 2 banks in the southeast
- Golden rule of banking – treating people the way we want to be treated
- "The Bank that SERVICE Built"
- Customer surveys continue with 95%+ satisfaction rate

"Community bank service, large bank resources"

Twenty-seven "community banks"

Local CEOs with deep roots in their communities

Resources of a $7.163 billion bank

Strategic footprint with substantial banking opportunities

Operates in a number of the more demographically attractive U.S. markets

Disciplined growth strategy

Organic supported by de novos and selective acquisitions

United Community Banks, Inc.

PERFORMANCE - TRENDS

United
Community Banks

Highlights First Quarter



Improving Quarterly Results

- Net income of $230 million, or $3.90 per share
- Impacted by DTA recovery and accelerated classified asset sales
- Core earnings (pre-tax, pre-credit) of $26.6 million



Deferred Tax Asset Allowance Recovery

- Reversal of $272 million of DTA allowance
- Impacted earnings and accumulated other comprehensive income (shareholder's equity)
- Key driver of increase in tangible book value to $10.82



Completed Classified Asset Sales of $172 Million

- $48.5 million provision for loan losses
- Net charge-offs increased to $72.4 million due to the classified asset sales
- Lowered classified assets to Tier 1 plus allowance to 27% - down from 49%



Solid Improvement in All Credit Quality Metrics

- Credit metrics now at pre-credit crisis levels
- NPAs decline 72% to $31.8 million and .44% of total assets
- Allowance decreased by $24 million to $81.8 million – 1.95% of loans



Strong Core Transaction Deposit Growth

- Up $109 million year-to-date, or 7% annualized
- Building customer deposit base
- Represents 59% of total customer deposits compared to 34% at the end of 2008

United Community Banks

Key Drivers of Net Interest Revenue / Margin

Net Interest Revenue & Margin

$ in millions



Net Interest Revenue

- Offset margin compression by growing loans
- 2Q13 growth impacted by:
  - ✓ Loan pricing competition
  - ✓ Lower securities reinvestment rates
  - ✓ More floating rate securities

Key Drivers of NIR – Loan Growth



Key Drivers of NIR – Deposit Pricing (excl. brokered)



- CD pricing reflects the quarter-average new and renewed yield.
- MMDA / NOW pricing reflects the deposit yield for each quarter.

United
Community Banks

Non-Performing Loans (NPLs) Inflow Trends

Quarterly NPL Inflows

$ in millions


$30
$20
$10
$0
$29.4
$30.5
$20.2
$9.7
$13.2
Q212
Q312
Q412
Q113
Q113
Resi Constr
Comm Constr
Resi Mtg
Comm RE
Comm
Consumer

Total NPLs

$ in millions


$120
$90
$60
$30
$0
$115.4
$115.0
$109.9
$96.0
$27.9
Q212
Q312
Q412
Q113
Q113
Single Customer

United Community Banks, Inc.

OUTLOOK

Outlook



Our Goal: Leverage Our Strengths

- Strong local leadership
- Funding advantage in our legacy markets
- Consistent and attractive culture
  - Class leading customer satisfaction
  - Low employee turnover



To Grow Our Business The Right Way

- Become better retail and small business bank
  - Grow sales: Better product design, merchandising, campaign execution
  - Streamline delivery process that focuses on *how we serve our customer* in the end
  - HELOC program success: $154 million in new balances
  - Smarter Mortgage added $104 million in new balances
  - Invest in people
- Continue to invest in, and improve commercial and retail capabilities
  - Diversify portfolio – focus on C&I, owner occupied, and consumer lending
  - Momentum building across footprint
  - Invest in people: 31 lenders past 2 years in growth opportunity markets
  - Enter new markets: Opened LPO in Greenville, SC (4Q12), Nashville, TN (2Q13) with healthcare industry focus; expand territory and commercial loan potential
  - Positive net loan growth going forward
- Customer derivative swap program – meeting customer needs while adding fee revenue

United Community Banks

Outlook

Grow Existing Fee Businesses at Faster Pace



- Mortgage First Priority
  - Performing well, but at 50% of peers
  - Focus on home purchase product as well as refinancings
  - Focus on lower performing markets
  - Invest in management, people and new markets
- Advisory Services
  - Customer satisfaction high
  - Invest in management, people, and new markets



Mortgage Fee Revenue

$3.00
$2.25
$1.50
$0.75

$2.32 $2.80 $3.26 $2.66 $3.00

VOLUME OF NEW MORTGAGES

45%   33%   40%   43%   49%

2Q12   3Q12   4Q12   1Q13*   2Q13

■ NGA and NC   ■ Other Markets

United
Community Banks

Outlook



Summary

- Significant events to cleanse balance sheet, restore capital, and enhance profitability
  - Accelerated classified asset sales
  - DTA allowance recovery
- Focus on core earnings growth – fee revenue, expenses, efficiencies
  - Offsetting margin headwinds through loan growth and improving deposit mix
  - Goal loan growth in 2013 – mid-single digit range
  - Expecting quarterly margin compression in 2013 – 3 to 5 basis points
- Focus on lowering debt / equity costs
- Solid strengths – size, culture, capital
- Well-positioned in all areas for opportunities

United Community Banks, Inc.

FINANCIAL REVIEW

Core Earnings & Core Fee Revenue



Core Earnings $26.6 Million

Up $181 thousand from 1Q13 and down $1.7 million from a year ago

- - - Net Interest Revenue
— Core Operating Expenses
...... Core Earnings
— Core Fee Revenue

$ in millions

$ in thousands

CORE EARNINGS

	2Q13	Variance - Increase / (Decrease)	
		1Q13	2Q12
Net Interest Revenue	$ 54,562	$ (97)	$ (2,274)
Fee Revenue	14,063	1,445	1,299
Gross Revenue	68,625	1,348	(975)
Operating Expense (Excl OREO)	(42,067)	1,167	755
Pre-Tax, Pre-Credit (Core)	$ 26,558	$ 181	$ (1,730)
Net Interest Margin	3.31 %	(.07) %	(.12) %

CORE FEE REVENUE

	2Q13	Variance - Increase / (Decrease)	
		1Q13	2Q12
Overdraft Fees	$ 3,032	$ 41	$ (200)
Interchange Fees	3,638	411	396
Other Service Charges	1,302	117	(40)
Total Service Charges and Fees	7,972	569	156
Mortgage Loan & Related Fees	3,003	348	681
Brokerage Fees	1,063	296	254
Other	2,025	232	208
Total Fee Revenue - Core	14,063	1,445	1,299
Non-Core[1]	2,249	2,041	2,146
Reported - GAAP	$ 16,312	$ 3,486	$ 3,445

[1] Includes securities gains (losses), gains from hedge ineffectiveness, gains from the sale of low income housing credits, deferred compensation gains, and BOLI death benefit gain.

Core Operating Expenses

$ in thousands

	2Q13	Variance - Increase / (Decrease) 1Q13	Variance - Increase / (Decrease) 2Q12
Salaries & Employee Benefits	$ 23,129	$ 74	$ (21)
Communications & Equipment	3,468	422	257
Occupancy	3,449	82	(90)
FDIC Assessment	2,505	-	(40)
Advertising & Public Relations	1,037	99	(51)
Postage, Printing & Supplies	894	31	(22)
Professional Fees	2,499	133	547
Other Expense	5,086	326	175
Core Operating Expenses	**42,067**	**1,167**	**755**
Non-Core[1]	6,756	3,886	3,758
Reported GAAP	**$ 48,823**	**$ 5,053**	**$ 4,513**

[1] Includes foreclosed property costs, severance, and deferred compensation gains and losses.

United Community Banks

15

Net Income

$ in thousands

NET OPERATING INCOME

	2Q13	Variance - Increase / (Decrease) 1Q13	2Q12
Core Earnings (Pre-Tax, Pre-Credit)	**$ 26,558**	**$ 181**	**$ (1,730)**
Provision for Loan Loss	(48,500)	37,500	30,500
NON-CORE FEE REVENUE:			
Hedge Ineffectiveness Gains (Losses)	369	454	549
Securites Gains (Losses)	-	(116)	(6,490)
Losses from Prepayment of Borrowings	-	-	6,199
BOLI Death Benefit Gain	1,366	1,366	1,366
Gains from Sale of Low Income Housing Tax Credits	468	468	468
Gains (Losses) on Deferred Compensation Plan Assets	46	(131)	54
Total Non-Core Fee Revenue	**2,249**	**2,041**	**2,146**
NON-CORE OPERATING EXPENSES:			
Foreclosed Property Write Downs	1,369	328	361
Foreclosed Property (Gains) Losses on Sales	2,945	2,840	3,214
Forclosed Property Maintenance Expenses	837	(350)	(275)
Severance Costs	1,559	1,199	404
Gains (Losses) on Deferred Comp Plan Liability	46	(131)	54
Total Non-Core Operating Expenses	**6,756**	**3,886**	**3,758**
Income Tax Benefit	256,413	257,363	257,307
Net Income	**$ 229,964**	**$ 218,199**	**$ 223,465**
Preferred Stock Dividends	3,055	3	23
Net Income Avail to Common Shareholders	**$ 226,909**	**$ 218,196**	**$ 223,442**
Net Income Per Share	**$ 3.90**	**$ 3.75**	**$ 3.84**
Tangible Book Value	**$ 10.82**	**$ 4.06**	**$ 4.34**

$ in millions

Prior Quarterly Net Income

1Q13	$ 11.8
4Q12	5.3
3Q12	10.6
2Q12	6.5

58.1 Million Shares Outstanding

Customer Deposit Mix & Core Growth

$ in millions

Deposits by % / Customer Mix


2Q13
$5.6B
59%
Demand & NOW
34%
Public
Funds
13%
MMDA &
Sav
25%
Time
>$100M
11%
Time
<$100M
17%


2Q08
$6.2B
34%
Public
Funds
14%
Demand & NOW
23%
Time
>$100M
22%
MMDA &
Sav
10%
Time
<$100M
31%

Total Deposit Mix

Significant growth in core transaction deposits since 4Q08

	2Q13	1Q13	2Q12	4Q08
Demand / NOW	$ 1,916	$ 1,894	$ 1,735	$ 1,457
MMDA / Savings	1,406	1,401	1,330	630
Core Transaction	**3,322**	**3,295**	**3,065**	**2,087**
Time < $100,000	977	1,014	1,159	1,945
Public Deposits	674	700	623	755
Total Core	4,973	5,009	4,847	4,787
Time >$100,000	632	653	728	1,336
Public Deposits	32	32	36	87
Total Customer	**5,637**	**5,694**	**5,611**	**6,210**
Brokered Deposits	375	332	211	793
Total Deposits	**$ 6,012**	**$ 6,026**	**$ 5,822**	**$ 7,003**

Core Deposit Growth – Category & Market

	Growth	
CATEGORY	**2Q13**	**Year**
Demand	$ 31.3	$ 83.2
MM Accounts	0.9	13.7
Savings	4.5	20.5
NOW	(9.3)	(8.8)
Total Categories	$ 27.4	$108.6

YTD Percent Growth (Annualized) 7 %

	Growth	
MARKET	**2Q13**	**Year**
Atlanta	$ (10.7)	$ 27.8
N. Georgia	11.9	36.2
North Carolina	21.2	31.9
Coastal Georgia	(1.5)	1.6
Tennessee	(.8)	1.3
Gainesville	7.3	9.8
	$ 27.4	$ 108.6

Capital Ratios



	Well-Capitalized	JUN '13	MAR '13	JUN '12
Bank				
Tier 1 RBC	6 %	14.2 %	14.7 %	14.3 %
Total RBC	10	15.5	16.0	15.6
Leverage	5	10.1	10.0	9.2
Holding Company				
Tangible Equity to Assets		9.1	8.5	8.2

United Community Banks, Inc.

LOAN PORTFOLIO & CREDIT QUALITY

Loan Portfolio *(total $4.19 billion)*

$ in billions

By Loan Type



Commercial
55%
$2.32
Install 6% $.26
Resi Constr
8% $.33
Residential
Mortgage
31%
$1.28

Geographic Diversity



36%
24%
12%
0%
South Carolina $.034
1%
Gainesville MSA $.256
6%
East Tennessee $.283
7%
Coastal Georgia $.397
9%
Western North Carolina $.575
14%
Atlanta MSA $ 1.227
29%
North Georgia $ 1.417
34%

Diversifying Portfolio



1Q11
$4.194
Retail
31%
$1.308
C&I
34%
$1.424
Inv RE
17%
$.699
A&D 10% $.413
Constr 8% $.350
Reduced concentrations of A&D and Investor RE loans
2Q13
$4.189
Retail
37%
$1.539
C&I
37%
$1.556
Inv RE
15%
$.629
A&D 6% $.251
Constr 5% $.214

Total Loans

Period	$ in Billions
2Q13	$4.189
1Q13	$4.194
4Q12	$4.175
3Q12	$4.138
2Q12	$4.119

Loan Diversification & Type

- Reducing land exposure
- Focus on small business and C&I
- Enhanced retail products

20

New Loans Funded and Advances[1]

$ in millions

CATEGORY

	2Q13	2Q12
Commercial C & I	$ 58.3	$ 45.5
Owner Occupied CRE	50.7	44.1
Income Producing CRE	30.4	14.8
Commercial Constr.	3.6	2.7
Total Commercial	143.0	107.1
Residential Mortgage	70.6	32.4
Residential HELOC	38.4	20.5
Residential Construction	31.5	23.6
Consumer	120.3	31.6
Total Categories	**403.8**	**215.2**

(1) Represents new loans funded and net loan advances (net of payments on lines of credit)

MARKET

	2Q13	2Q12
Atlanta	$ 94.2	$ 78.0
Coastal Georgia	26.7	17.8
N. Georgia	64.0	58.5
North Carolina	39.7	18.6
Tennessee	25.7	23.5
Gainesville	14.8	9.0
South Carolina	33.7	-
Other (Indirect Auto	105.0	9.8
Total Markets	**$ 403.8**	**$ 215.2**

New Loans Funded and Advances



United Community Banks

Commercial Loans *(total $2.32 billion)*

By Loan Type



COMMERCIAL (SECURED BY RE)

Owner Occupied 48% $1.12B

Income Producing 27% $.63B

Comm Constr 6% $.13B

C & I 19% $.44B

Office Bldg 27%

Retail Bldg 10%

Warehouse 11%

Church 12%

Other 40%

Geographic Diversity



South Carolina $ .034	1%	
East Tennessee $ .145	6%	
Western North Carolina $ .176	7%	
Gainesville MSA $ .177	8%	
Coastal Georgia $ .284	12%	
North Georgia $ .577	25%	
Atlanta MSA $ .925	40%	

Average Loan Size

Type	$ in Thousands
Owner Occup'd	$427
Income Prod	587
C & I	89
Comm Constr	362

United Community Banks

22

Retail *(total $1.54 billion)*

By Loan Type



- Home Equity LOC 26% $.40B
  - Avg loan size $48,000
- Indirect Auto 10% $.15B
- Consumer 7% $.11B
- Mortgage 57% $.88B
  - Avg loan size $99,000

Geographic Diversity[1]



Region	Value	%
Gainesville MSA	$.070	5%
Coastal Georgia	$.096	7%
East Tennessee	$.127	9%
Atlanta MSA	$.237	17%
Western North Carolina	$.323	23%
North Georgia	$.538	39%

(1) Excludes indirect auto of $.15B

Success with new portfolio products and HELOCs

Conservative underwriting

63% of HE Primary Lien

United Community Banks

Residential Construction *(total $332 million)*

$ in millions

By Loan Type



LAND

Lot 52% $173

Raw 11% $36

Developing 13% $42

Spec 10% $34

Sold 14% $47

CONSTRUCTION

Geographic Diversity



	Gainesville MSA $8	East Tennessee $11	Coastal Georgia $18	Atlanta MSA $66	Western North Carolina $76	North Georgia $153
	3%	3%	5%	20%	23%	46%

	2Q13	1Q13	4Q12	3Q12	2Q12	2Q13 vs. 2Q12
TOTAL COMPANY						
Land Loans						
Developing	$ 42	$ 57	$ 62	$ 71	$ 78	$ (36)
Raw	36	42	46	41	45	(9)
Lot	173	188	193	196	203	(30)
Total	251	287	301	308	326	(75)
Construction Loans						
Spec	34	40	41	44	49	(15)
Sold	47	45	40	37	34	13
Total	81	85	81	81	83	(2)
Total	$ 332	$ 372	$ 382	$ 389	$ 409	$ (77)

United Community Banks

Credit Quality

$ in millions

	2Q13		1Q13		4Q12		3Q12		2Q12	
Net Charge-offs	$	72.4	$	12.4	$	14.5	$	20.6	$	18.9
as % of Average Loans		6.87 %		1.21 %		1.39 %		1.99 %		1.85 %
Allowance for Loan Losses	$	81.8	$	105.8	$	107.1	$	107.6	$	112.7
as % of Total Loans		1.95 %		2.52 %		2.57 %		2.60 %		2.74 %
as % of NPLs		294		110		97		94		98
Past Due Loans (30 - 89 Days)		.49 %		.66 %		.65 %		.68 %		.65 %
Non-Performing Loans	$	27.9	$	96.0	$	109.9	$	115.0	$	115.4
OREO		3.9		16.7		18.3		27.0		30.4
Total NPAs		31.8		112.7		128.2		142.0		145.8
Performing Classified Loans		176.3		271.7		261.9		284.0		324.0
Total Classified Assets	$	208.1	$	384.4	$	390.1	$	426.0	$	469.8
as % of Tier 1 / Allowance		27 %		49 %		50 %		55 %		62 %
Accruing TDRs *(see page 27)*	$	77.8	$	126.0	$	122.8	$	138.3	$	141.6
As % of Original Principal Balance										
Non-Performing Loans		62.6 %		66.3 %		69.5 %		68.8 %		68.8 %
OREO		31.6		45.0		39.7		36.4		39.3
Total NPAs										
as % of Total Assets		.44		1.65		1.88		2.12		2.16
as % of Loans & OREO		.76		2.68		3.06		3.41		3.51

Performing Classified Loans



BY CATEGORY	2Q12	3Q12	4Q12	1Q13	2Q13
Commercial:					
Commercial & Industrial	$ 16	$ 19	$ 18	$ 20	$ 11
Owner Occupied	54	77	65	71	43
Total C & I	70	96	83	91	54
Income Producing CRE	94	49	53	57	36
Commercial Constr	38	27	19	18	16
Total Commercial	**202**	**172**	**155**	**166**	**106**
Residential Mortgage	73	73	65	64	51
Residential Construction	46	35	38	38	17
Consumer / Installment	3	3	4	3	2
Total Performing Classified	$ 324	$ 283	$ 262	$ 271	$ 176

United Community Banks

TDRs

$ in millions

LOAN TYPE	Accruing[1] 2Q13	Accruing[1] vs. 2Q12	Non-Accruing 2Q13	Non-Accruing vs. 2Q12	Total TDRs 2Q13	Total TDRs vs. 2Q12
Commercial (Sec by RE)	$ 40.4	$ 65.7	$ 2.0	$ 8.9	$ 42.5	$ 74.7
Commercial & Industrial	2.9	8.6	.1	.3	2.9	8.8
Commercial Construction	12.9	15.8	.1	16.8	13.0	32.6
Total Commercial	56.2	90.1	2.2	26.1	58.4	116.1
Residential Mortgage	14.3	16.8	2.1	2.2	16.4	19.0
Residential Construction	7.2	18.9	2.7	4.4	9.9	23.3
Consumer Installment	.2	.2	.1	.1	.2	.3
Total	$ 77.8	$ 126.0	$ 7.1	$ 32.8	$ 84.9	$ 158.8

Accruing TDRs



$200
$150
$100
$50
$-
$141.6
$138.3
$122.8
$126.0
$77.8
2Q12
3Q12
4Q12
1Q13
2Q13

[1] 74 percent of accruing TDR loans have an interest rate of 4 percent or greater

Accruing TDR past due 30 – 89 days – 0.99%

35% of accruing TDRs are pass credits

United Community Banks

Net Charge-offs by Category & Market

$ in thousands

NET CHARGE-OFFS BY CATEGORY

	1Q13		% of Average Loans (Annualized)			
	Total	% of Avg Loans	1Q13	4Q12	3Q12	2Q12
Commercial (Sec. by RE):						
Owner Occupied	$ 16,545	5.85 %	.69 %	1.76 %	3.56 %	.46 %
Income Producing	8,921	5.45	1.99	.67	.70	1.75
Total Comm (Sec. by RE)	25,466	5.70	1.18	1.35	1.79	.95
Commercial & Industrial	15,576	13.91	1.34	.12	(.23)	.70
Commercial Construction	6,295	17.53	(.01)	4.25	7.74	.21
Total Commercial	47,337	7.96	1.14	1.30	1.81	.86
Residential Mortgage	5,469	2.52	.79	1.55	1.40	.70
Home Equity LOC	1,040	1.04	.53	.49	.80	2.60
Residential Construction	18,506	20.91	3.22	2.52	5.69	9.14
Consumer/ Installment	56	.10	1.35	1.10	.78	.88
Total Net Charge-offs	**$ 72,408**	**6.87**	**1.21**	**1.39**	**1.99**	**1.85**

NET CHARGE-OFFS BY MARKET

North Georgia	$ 59,102	17.20 %	1.45 %	1.29 %	1.84 %	3.58 %
Atlanta MSA	9,986	3.21	1.07	1.27	3.02	.75
North Carolina	1,952	1.36	1.59	1.39	1.15	2.52
Coastal Georgia	480	.49	.85	.60	2.67	.23
Gainesville MSA	123	.19	.67	2.04	.45	(.29)
East Tennessee	711	1.01	.98	2.98	.45	.68
South Carolina	-	-	-	-	-	-
Other (Indirect Auto)	54	.24	.39	.19	-	-

NPAs by Loan Category & Market

2Q13

LOAN CATEGORY	NPLs		OREO		Total NPAs	
Commercial (sec. by RE):						
Owner Occupied	$	5,283	$	547	$	5,830
Income Producing		1,954		-		1,954
Commercial & Industrial		548		-		548
Commercial Construction		504		376		880
Total Commercial		**8,289**		**923**		**9,212**
Residential Mortgage		12,847		1,303		14,150
HELOC		1,491		140		1,631
Residential Construction		4,838		1,570		6,408
Consumer/ Installment		399		-		399
Total	$	**27,864**	$	**3,936**	$	**31,800**
MARKET						
Gainesville	$	1,008	$	-	$	1,008
Coastal Georgia		2,588		627		3,215
East Tennessee		1,123		200		1,323
North Carolina		6,512		295		6,807
Atlanta MSA		3,803		1,197		5,000
North Georgia		12,830		1,617		14,447

2Q12

LOAN CATEGORY	NPLs		OREO		Total NPAs	
Commercial (sec. by RE):						
Owner Occupied	$	9,399	$	7,914	$	17,313
Income Producing		9,716		2,672		12,388
Commercial & Industrial		34,982		-		34,982
Commercial Construction		18,175		2,732		20,907
Total Commercial		**72,272**		**13,318**		**85,590**
Residential Mortgage		16,631		5,591		22,222
Residential Construction		25,530		11,512		37,042
Consumer/ Installment		907		-		907
Total	$	**115,340**	$	**30,421**	$	**145,761**
MARKET						
Gainesville	$	991	$	2,998	$	3,989
Coastal Georgia		5,822		785		6,607
East Tennessee		2,945		1,154		4,099
North Carolina		10,657		3,287		13,944
Atlanta MSA		17,593		8,651		26,244
North Georgia		77,332		13,546		90,878

Non Performing Assets



$ in millions

*NPAs to total assets – .44% / Allowance to loans at 1.95%

$145.8 — 2Q12
$142.0 — 3Q12
$128.2 — 4Q12*
$112.7 — 1Q13
$31.8 — 2Q13

■ Non-Performing Loans ■ Foreclosed Properties (OREO)

United Community Banks, Inc.

APPENDIX

Experienced Proven Leadership

- Over 39 years in banking
- Led company from $42 million in assets in 1989 to $7.2 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
President & CEO
Joined 1984



- Over 30 years in banking
- Responsible for overall operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Chief Operating Officer
Joined 2012



- Over 35 years in banking
- Responsible for accounting, finance and reporting activities, M&A, and investor relations
- Former CAO and Controller for State Street Corporation
- Former ABA Accounting Committee Chairman

Rex S. Schuette
EVP & CFO
Joined 2001



- Over 30 years in banking
- Responsible for Risk Management and Credit Risk Administration; Co-Chairman of Risk Management Committee; also responsible for credit underwriting, review, policy and special assets
- Former EVP & SCO for SunTrust Banks

David P. Shearrow
EVP & CRO
Joined 2007



- Over 35 years in banking
- Responsible for 27 community banks with 103 branch offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
Director of Banking
Joined 2000



- Over 20 years in financial services and banking
- Responsible for strategic planning and implementation
- Former President of American Savings Bank; and CFO & CRO of The South Financial Group

Timothy K. Schools
Chief Strategy Officer
Joined 2011



Market Share Opportunities & Demographics

EXCELLENT GROWTH OPPORTUNITIES

Markets	Market Deposits (in billions)[1]	Deposits (in billions)[2,3]	Banks	Offices[3]	Deposit Share[1]	Rank[1]
North Georgia	$ 6.4	$ 2.2	11	22	32 %	1
Western North Carolina	6.4	.9	1	20	12	3
Gainesville MSA	2.6	.3	1	5	12	5
Atlanta MSA	50.2	2.0	10	37	4	7
Coastal Georgia	7.3	.3	2	8	4	8
East Tennessee	16.0	.3	2	8	2	9
Total Markets	**$ 88.9**	**$ 6.0**	**27**	**100**		

[1] FDIC deposit market share and rank as of 6/12 for markets where United takes deposits. Data Source: SNL and FDIC.
[2] Based on current quarter.
[3] Excludes four loan production offices

FAST GROWING MARKETS

Markets[1]	Population (in thousands)	Population Growth (%) Actual 2010 - 2012	Population Growth (%) Projected 2012 - 2017
Atlanta, GA MSA	5,365	2 %	5 %
East Tennessee	868	2	4
Greenville-Mauldin-Easley, SC MSA	651	2	6
Western North Carolina	446	2	4
Coastal Georgia	390	2	7
North Georgia	387	1	2
Gainesville, GA MSA	182	1	6
Total Markets			
Georgia	9,858	2	5
North Carolina	9,759	2	6
Tennessee	6,452	2	4
South Carolina	4,740	2	6
United States	313,129	1	3

[1] Population data is for 2012 and includes those markets where United takes deposits. No deposits in SC.
Data Source: SNL

"There is only one boss. **The customer**. And he can fire everybody in the company from the chairman on down, simply by spending his money somewhere else."

-Sam Walton

Liquidity

$ in millions

WHOLESALE BORROWINGS

	Unused Capacity	2Q13	1Q13	2Q12	Variance vs 1Q13	Variance vs 2Q12
Wholesale Borrowings						
Brokered Deposits	$ 1,416 [1]	$ 375	$ 332	$ 211	$ 43	$ 164
FHLB	1,160	70	-	125	70	(55)
Fed Funds	130	-	-	-	-	-
Other Wholesale	-	54	52	54	2	-
Total	$ 2,706	**$ 499**	**$ 384**	**$ 390**	**$ 115**	**$ 109**
Long-Term Debt						
Senior Debt		$ 35	$ 35	$ -	$ -	$ 35
Sub-Debt		35	35	65	-	(30)
Trust Preferred Securities		55	55	55	-	-
Total Long-Term Debt		**$ 125**	**$ 125**	**$ 120**	**$ -**	**$ 5**

(1) Estimated Brokered Deposit Total Capacity at 25% of Assets

LOANS / DEPOSITS

	2Q13	1Q13	2Q12	Variance vs 1Q12	Variance vs 2Q12
Loans	$ 4,189	$ 4,194	$ 4,119	$ (5)	$ 70
Core (DDA, MMDA, Savings)	$ 3,322	$ 3,295	$ 3,066	$ 27	$ 256
Public Funds	707	732	659	(25)	48
CD's	1,608	1,667	1,887	(59)	(279)
Total Deposits (excl Brokered)	$ 5,637	$ 5,694	$ 5,612	$ (57)	$ 25
Loan to Deposit Ratio	**74%**	**74%**	**73%**		
Investment Securities:					
Available for Sale -Fixed	$ 1,120	$ 1,193	$ 1,259	$ (73)	$ (139)
-Floating	817	716	442	101	375
Held to Maturity -Fixed	197	211	257	(14)	(60)
-Floating	18	21	26	(3)	(8)
Total Investment Securities	2,152	2,141	1,984	11	168
Percent of Assets *(Excludes Floating)*	**18%**	**20%**	**19%**		

Business Mix – Deposits *at quarter-end*

$ in millions

DEPOSITS BY CATEGORY	2Q13	1Q13	4Q12	3Q12	2Q12	2Q13 vs. 2Q12
Demand & Now	$ 1,916	$ 1,894	$ 1,841	$ 1,796	$ 1,735	$ 181
MMDA & Savings	1,406	1,401	1,372	1,342	1,330	76
Core Transaction Deposits	**3,322**	**3,295**	**3,213**	**3,138**	**3,065**	**257**
Time < $100,000	977	1,014	1,050	1,118	1,159	(182)
Time ≥ $100,000 < $250,000	512	528	547	598	625	(113)
Public Deposits	674	700	739	612	623	51
Total Core Deposits	5,485	5,537	5,549	5,466	5,472	13
Time ≥ $250,000	120	125	127	101	103	17
Public Deposits	32	32	31	32	36	(4)
Total Customer Deposits	**5,637**	**5,694**	**5,707**	**5,599**	**5,611**	**26**
Brokered Deposits	375	332	245	224	211	164
Total Deposits	**$ 6,012**	**$ 6,026**	**$ 5,952**	**$ 5,823**	**$ 5,822**	**$ 190**

United Community Banks

Core Transaction Deposits

$ in millions



East Tennessee
$176
$175
Coastal Georgia
$212
$211
Gainesville MSA
$205
$212
North Carolina
$546
$567
North Georgia
$874
$886
Atlanta MSA
$1,282
$1,271
1Q13
2Q13
$0
$200
$400
$600
$800
$1,000
$1,200

Core Transactions / Total Deposits

	2Q13	1Q13
Coastal GA	67.6 %	68.0 %
Gainesville MSA	67.0	65.0
North Carolina	62.6	60.1
Atlanta MSA	62.1	61.9
East TN	61.5	60.2
North Georgia	50.0	48.7
Total	**58.9 %**	**57.9 %**

Lending & Credit Environment

$ in millions

Regional Credit Review – Standard Underwriting



- Legal Lending Limit $221
- House Lending Limit   132
- Project Lending Limit   12
- Top 25 Relationships   345

PROACTIVELY ADDRESSING CREDIT ENVIRONMENT

STRUCTURE
- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

PROCESS
- Continuous external loan review
- Internal loan review of new credit relationships
- Intensive executive management involvement
- ✓ Weekly past due meetings
- ✓ Weekly NPA/ORE meetings
- ✓ Quarterly criticized watch loan review meetings
- ✓ Quarterly pass commercial and CRE portfolio review meetings

POLICY
- Ongoing enhancements to credit policy
- Periodic updates to portfolio limits

United Community Banks

Commercial Construction & Real Estate

$ in millions

COMMERCIAL CONSTRUCTION

	30-Jun-13	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 54.1	41 %
Raw Land - Vacant (Unimproved)	34.8	26
Commercial Land Development	16.2	12
Churches	8.8	7
Office Buildings	8.3	6
Warehouse	2.7	2
Hotels / Motels	2.2	2
Miscellaneous	5.4	4
Total Commercial Construction	$132.6	



Average Loan Size ($ in thousands)
- **Commercial Construction** **$362K**
- **Commercial RE:**
  - **Composite CRE** **462**
  - **Owner Occupied** **427**
  - **Income Producing** **587**



Commercial RE Characteristics
- **64.0% owner occupied**
- **Small business, doctors, dentists, attorneys, CPAs**
- **$12 million project limit**

COMMERCIAL REAL ESTATE

	Owner Occupied	Income Producing	30-Jun-13	
			Total	Percent
Office Buildings	$ 304.4	$ 175.1	$ 479.5	27 %
Retail	108.8	127.2	236.0	14
Small Warehouses / Storage	125.3	58.6	183.9	11
Churches	133.8	-	133.8	8
Convenience Stores	85.9	15.9	101.8	6
Other Properties	61.8	32.0	93.8	5
Hotels / Motels	-	86.1	86.1	5
Franchise / Restaurants	37.8	33.7	71.5	4
Farmland	58.5	-	58.5	3
Multi-Residential / Other Properties	-	57.7	57.7	3
Manufacturing Facility	48.9	6.5	55.4	3
Leasehold Property	17.1	13.3	30.4	2
Golf Course / Recreation	29.9	-	29.9	2
Auto Dealership / Service	21.9	3.2	25.1	1
Automotive Service	17.6	5.6	23.2	1
Daycare Facility	11.5	7.2	18.7	1
Funeral Home	16.0	.6	16.6	1
Carwash	16.2	.3	16.5	1
Movie Theater / Bowling Recreation	9.5	-	9.5	1
Marina	9.2	-	9.2	1
Mobile Home Parks	-	6.1	6.1	0
Assisted Living / Nursing Home	4.9	-	4.9	0
Total Commercial Real Estate	$ 1,119.0	$ 629.1	$ 1,748.1	

United Community Banks

Loans by Business Mix and Region

$ in millions

QUARTERLY LOANS - BUSINESS MIX BY CATEGORY	2Q13	1Q13	4Q12	3Q12	2Q12	2Q13 vs. 2Q12
Commercial:						
Comm & Indus	$ 437	$ 454	$ 458	$ 460	$ 450	$ (13)
Owner Occ'd	1,119	1,130	1,131	1,126	1,140	(21)
Total C & I	1,556	1,584	1,589	1,586	1,590	(34)
Income Prod CRE	629	674	682	693	697	(68)
Comm Constr	133	152	155	161	169	(36)
Total Comm	2,318	2,410	2,426	2,440	2,456	(138)
Resi Mortgage	1,278	1,246	1,214	1,174	1,128	150
Resi Constr	332	372	382	389	409	(77)
Consum / Install	261	166	153	135	126	135
Total Loans	$ 4,189	$ 4,194	$ 4,175	$ 4,138	$ 4,119	$ 70

ANNUAL LOANS - BUSINESS MIX BY CATEGORY	2012	2011	2010	2009	2008
Commercial:					
Comm & Indus	$ 458	$ 428	$ 441	$ 390	$ 410
Owner Occ'd	1,131	1,112	980	963	956
Total C & I	1,589	1,540	1,421	1,353	1,366
Income Prod CRE	682	710	781	816	671
Comm Constr	155	164	297	363	500
Total Comm	2,426	2,414	2,499	2,532	2,537
Resi Mortgage	1,214	1,135	1,279	1,427	1,526
Resi Constr	382	448	695	1,050	1,479
Consum / Install	153	113	131	142	163
Total Loans	$ 4,175	$ 4,110	$ 4,604	$ 5,151	$ 5,705

QUARTERLY LOANS - BY REGION	2Q13	1Q13	4Q12	3Q12	2Q12	2Q13 vs. 2Q12
North Georgia	$ 1,265	$ 1,363	$ 1,364	$ 1,382	$ 1,387	$ (122)
Atlanta MSA	1,227	1,262	1,250	1,238	1,242	(15)
North Carolina	576	575	579	579	576	-
Coastal Georgia	397	398	400	380	369	28
Gainesville MSA	256	259	261	256	259	(3)
East Tennessee	282	282	283	283	276	6
South Carolina	34	-	-	-	-	34
Other (Ind. Auto)	152	55	38	20	10	142
Total Loans	$ 4,189	$ 4,194	$ 4,175	$ 4,138	$ 4,119	$ 70

ANNUAL LOANS - BY REGION	2012	2011	2010	2009	2008
North Georgia	$ 1,364	$ 1,426	$ 1,689	$ 1,884	$ 2,040
Atlanta MSA	1,250	1,220	1,310	1,435	1,706
North Carolina	579	597	702	772	810
Coastal Georgia	400	346	335	405	464
Gainesville MSA	261	265	312	390	420
East Tennessee	283	256	256	265	265
South Carolina	-	-	-	-	-
Other (Ind. Auto)	38	-	-	-	-
Total Loans	$ 4,175	$ 4,110	$ 4,604	$ 5,151	$ 5,705

United Community Banks

Non GAAP Reconciliation Tables

$ in thousands

Operating Earnings to GAAP Earnings Reconciliation					
	2Q13	1Q13	4Q12	3Q12	2Q12
CORE FEE REVENUE					
Core fee revenue	$ 14,063	$ 12,618	$ 14,551	$ 13,003	$ 12,764
Securities gains, net	-	116	31	-	6,490
Loss on prepayment of borrowings	-	-	-	-	(6,199)
Gains from sales of low income housing tax credits	468	-	-	-	-
Hedge ineffectiveness gains (losses)	369	(85)	116	608	(180)
BOLI death benefit gain	1,366	-	-	-	-
Mark to market on deferred compensation plan assets	46	177	63	153	(8)
Fee revenue (GAAP)	**$ 16,312**	**$ 12,826**	**$ 14,761**	**$ 13,764**	**$ 12,867**
CORE OPERATING EXPENSE					
Core operating expense	$ 42,067	$ 40,900	$ 41,489	$ 40,523	$ 41,312
Foreclosed property expense	5,151	2,333	4,611	3,706	1,851
Severance	1,559	360	563	401	1,155
Provision for litigation settlement	-	-	4,000	-	-
Mark to market on deferred compensation plan liability	46	177	63	153	(8)
Operating expense (GAAP)	**$ 48,823**	**$ 43,770**	**$ 50,726**	**$ 44,783**	**$ 44,310**
TANGIBLE COMMON EQUITY AND TANGIBLE EQUITY TO TANGIBLE ASSETS					
Tangible common equity to tangible assets	6.30 %	5.66 %	5.67 %	5.73 %	5.45 %
Effect of preferred equity	2.83	2.87	2.88	2.93	2.79
Tangible equity to tangible assets	9.13	8.53	8.55	8.66	8.24
Effect of goodwill and other intangibles	.06	.07	.08	.09	.09
Equity to assets (GAAP)	9.19 %	8.60 %	8.63 %	8.75 %	8.33 %
TANGIBLE COMMON EQUITY TO RISK-WEIGHTED ASSETS					
Tangible common equity to risk-weighted assets	13.16 %	8.45 %	8.26 %	8.44 %	8.37 %
Effect of preferred equity	4.11	4.22	4.24	4.29	4.35
Tangible equity to risk weighted assets	**17.27**	**12.67**	**12.50**	**12.73**	**12.72**
Effect of deferred tax limitation	(4.99)	-	-	-	-
Effect of other comprehensive income	.29	.49	.51	.36	.28
Effect of trust preferred	1.11	1.15	1.15	1.17	1.19
Tier I capital ratio (Regulatory)	**13.68 %**	**14.31 %**	**14.16 %**	**14.26 %**	**14.19 %**